January 21, 2026

Craig D. Hopkins
Chief Executive Officer
Barnwell Industries, Inc.
1100 Alakea Street, Suite 500
Honolulu, Hawaii 96813-2840

       Re: Barnwell Industries, Inc.
           Registration Statement on Form S-3
           Filed January 12, 2026
           File No. 333-292684
Dear Craig D. Hopkins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Marcelle S. Balcombe, Esq.